[redacted]

15045366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

52202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRITTANY CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE - 26TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10103 (Zip Code)

SEC Mail Processing Section
FEB 18 2015
Washington DC
404

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND MENDEZ 212-265-6046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISERMAZARS LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWAYS PARK DRIVE WEST, STE 301 (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND MENDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRITTANY CAPITAL GROUP, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

CRYSTAL BISHUN
Notary Public, State of New York
No. 01BI6212880
Qualified in Queens County
Commission Expires October 26, 2017

Raymond Mendez
Signature

CHIEF FINANCIAL OFFICER
Title

Crystal Bishun
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brittany Capital Group, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	54,425
Prepaid income taxes		302
Other assets		2,975
Total assets	$	57,702
Stockholders' equity		
Stockholders' equity		
Common stock, no par value; 200 shares authorized, 193 shares issued and 176 shares outstanding	$	109,350
Additional paid-in capital		25,900
Accumulated deficit		(57,573)
		77,677
Less: Treasury stock, at cost, 17 shares		(19,975)
Total stockholders' equity	$	57,702

The accompanying notes are an integral part of these financial statements.

1. General

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. Summary of Significant Accounting Policies

Revenue Recognition

Fees include cash retainers which are earned when the contract is executed, advisory fees which are earned ratably over the contract, and transaction success fees which are recorded when the financing closes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2014, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows. The Company will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2011.

3. Administration Agreement

The Company has entered into an administration agreement whereby facilities, equipment and office services are provided. The agreement commenced May 1, 2005. This agreement was amended on October 1, 2013 to occupy an additional office. The agreement is on a month-to-month basis, for a monthly fee of $6,080 plus additional miscellaneous fees unless either party cancels.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2014, the Company had net capital, as defined, of $54,425, which exceeded its required minimum net capital of $5,000 by $49,425. Aggregate indebtedness at December 31, 2014 totaled $0. The ratio of aggregate indebtedness to net capital was 0.0 to 1.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

100% of revenue in 2014 was from three customers.

6. Taxes

The primary temporary difference and its deferred income tax effect as of December 31, 2014 is as follows:

Deferred tax asset:	
Net operating loss carry-forward	$ 52,600
Less: Valuation allowance	(52,600)
Net deferred tax asset	$ -0-

As of December 31, 2014, the Company has available approximately $190,000 of unused operating loss carryforwards expiring through 2033, of which approximately $34,000 is going to be utilized to offset current year's taxable income.

At December 31, 2014, management of the Company believes that it is more likely than not that the Company will not generate a sufficient level of taxable income within the forseeable future to utilize the deferred tax assets. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax asset balance at December 31, 2014. The valuation allowance has decreased from 2013 by $10,800.

7. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2014 and February 17, 2015, the date the financial statement was available for issuance.

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Brittany Capital Group, Inc.

We have audited the accompanying financial statement of Brittany Capital Group, Inc. (the "Company") which comprises the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Brittany Capital Group's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the accounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Brittany Capital Group, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 17, 2015

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

Brittany Capital Group, Inc.
666 Fifth Avenue, 26th Floor
New York, NY 10103
(212) 265-6046

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRITTANY CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE - 26TH FLOOR
(No. and Street)

SEC Mail Processing Section FEB 18 2015 Washington DC 404

NEW YORK	NEW YORK	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND MENDEZ 212-265-6046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISERMAZARS LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWAYS PARK DRIVE WEST, STE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND MENDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRITTANY CAPITAL GROUP, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL BISHUN
Notary Public, State of New York
No. 01BI6212880
Qualified in Queens County
Commission Expires October 26, 2017

Raymond Mendez
Signature

CHIEF FINANCIAL OFFICER
Title

Crystal Bishun
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brittany Capital Group, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	54,425
Prepaid income taxes		302
Other assets		2,975
Total assets	$	57,702
Stockholders' equity		
Stockholders' equity		
Common stock, no par value; 200 shares authorized, 193 shares issued and 176 shares outstanding	$	109,350
Additional paid-in capital		25,900
Accumulated deficit		(57,573)
		77,677
Less: Treasury stock, at cost, 17 shares		(19,975)
Total stockholders' equity	$	57,702

The accompanying notes are an integral part of these financial statements.

1. General

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. Summary of Significant Accounting Policies

Revenue Recognition
Fees include cash retainers which are earned when the contract is executed, advisory fees which are earned ratably over the contract, and transaction success fees which are recorded when the financing closes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2014, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows. The Company will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2011.

3. Administration Agreement

The Company has entered into an administration agreement whereby facilities, equipment and office services are provided. The agreement commenced May 1, 2005. This agreement was amended on October 1, 2013 to occupy an additional office. The agreement is on a month-to-month basis, for a monthly fee of $6,080 plus additional miscellaneous fees unless either party cancels.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2014, the Company had net capital, as defined, of $54,425, which exceeded its required minimum net capital of $5,000 by $49,425. Aggregate indebtedness at December 31, 2014 totaled $0. The ratio of aggregate indebtedness to net capital was 0.0 to 1.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

100% of revenue in 2014 was from three customers.

6. Taxes

The primary temporary difference and its deferred income tax effect as of December 31, 2014 is as follows:

Deferred tax asset:	
Net operating loss carry-forward	$ 52,600
Less: Valuation allowance	(52,600)
Net deferred tax asset	$ -0-

As of December 31, 2014, the Company has available approximately $190,000 of unused operating loss carryforwards expiring through 2033, of which approximately $34,000 is going to be utilized to offset current year's taxable income.

At December 31, 2014, management of the Company believes that it is more likely than not that the Company will not generate a sufficient level of taxable income within the forseeable future to utilize the deferred tax assets. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax asset balance at December 31, 2014. The valuation allowance has decreased from 2013 by $10,800.

7. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2014 and February 17, 2015, the date the financial statement was available for issuance.

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Brittany Capital Group, Inc.

We have audited the accompanying financial statement of Brittany Capital Group, Inc. (the "Company") which comprises the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Brittany Capital Group's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the accounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Brittany Capital Group, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 17, 2015

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com